Exhibit 99.1

 PRESS RELEASE

All amounts in U.S. dollars unless stated otherwise

BROOKFIELD AND INSTITUTIONAL PARTNERS COMPLETE ACQUISITION OF ISAGEN SHARES

BROOKFIELD, News, January 22, 2016 – Brookfield Renewable Energy Partners L.P. (TSX: BEP.UN; NYSE: BEP) ("Brookfield Renewable") and its institutional partners have completed the previously announced acquisition of 57.6% of the outstanding common shares of Isagen S.A. ("Isagen") from the Colombian government. Isagen owns and operates a renewable energy portfolio consisting of 3,032 MW of principally hydroelectric generating capacity and a 3,800 MW development portfolio in Colombia.

Brookfield Renewable Energy Partners
Brookfield Renewable Energy Partners operates one of the world's largest publicly traded, pure-play renewable power platforms. Our portfolio consists of hydroelectric and wind facilities in North America, South America and Europe and totals more than 10,000 megawatts of installed capacity. Brookfield Renewable is listed on the New York and Toronto stock exchanges. Further information is available at www.brookfieldrenewable.com. Important information may be disseminated exclusively via the website; investors should consult the site to access this information.
Brookfield Renewable is the flagship listed renewable energy company of Brookfield Asset Management, a leading global alternative asset manager with over $225 billion of assets under management.
For more information, please visit our website at www.brookfieldrenewable.com or contact:

Zev Korman
Senior Vice President, Investor Relations
Tel: (416) 359-1955
Email: zev.korman@brookfieldrenewable.com